ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

June 30, 2004

04035248

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

dlw 7/7

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
30 June 2004 – (ASX Announcement & Media Release – Muggles-1 Spuds)
30 June 2004 – (ASX Announcement & Media Release – Confirmation of Issue)
30 June 2004 – (ASX Announcement & Media Release – General Meeting Resolutions)
30 June 2004 – (ASX Appendix 3Y – Change of Director's Interest Notice)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

ASX ANNOUNCEMENT AND MEDIA RELEASE

MUGGLES-1 WELL SPUDS



The operator of WA-254-P, Apache Northwest Pty Ltd ("Apache") has advised FAR that the Muggles-1 well spudded at 21:35 hours on 29 June 2004 and at 0600 hours WST this morning was at a depth of 220 metres.

The Muggles Prospect is an *M Australis* stratigraphic pinch out trap within a Cretaceous channel on the Enderby Terrace. Prospect potential is estimated at 33.5 (mean) million barrels of oil recoverable. Muggles-1 is designed as a throw away well with a planned total depth of 1,454 metres in water depth of 68 metres and a drill duration of approximately 5 to 6 days. If drilling is successful the discovery could be tied back to the Woodside operated Legendre Oil Field, lying 10 kilometres northwest of Muggles-1.

Participants in the Muggles well are:

Apache Northwest Pty Ltd	69.7305%
First Australian Resources Ltd	10.7143%
Sun Resources NL	10.3895%
Victoria Petroleum NL	6.1743%
Pan Pacific Petroleum NL	2.9914%

Commenting on the Muggles well, the Chairman, Michael Evans said:

"On a regular basis, FAR exposes its shareholders to wells which have the potential to change the Company. Muggles-1 is such a well. Being a wildcat, the Muggles well involves a high degree of risk notwithstanding the expertise of the operator, the application of modern 3D seismic and the prospect's proximity to a known oil environment."

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

30 June 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

CONFIRMATION OF ISSUE

The company has today allotted 1.6 million shares and 1.6 million attaching 31 July 2005 options pursuant to the Prospectus dated 25 May 2004 and approval from shareholders at today's General Meeting of Shareholders.

For further information please contact:

Michael Evans
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

30 June 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

Dear Sir/Madam

GENERAL MEETING - RESOLUTIONS

Please be advised that the resolutions put to shareholders at the General Meeting of First Australian Resources Limited this morning were passed without amendment.

The resolutions were passed by a show of hands, however, in accordance with section 251AA(2) of the Corporations Act, we advise the following proxy votes were exercisable by validly appointed proxies in relation to each of the resolutions.

Resolution Number	Total Proxy Votes exercisable by all proxies validly appointed	Manner in which proxy directed			
		For	Against	Abstain	At discretion of proxy
1	21,463,263	18,445,586	211,114	103,390	2,703,173
2(a)	23,243,745	18,645,900	266,054	1,628,618	2,703,173
2(b)	23,243,745	13,833,772	266,054	6,440,746	2,703,173

Yours faithfully
FIRST AUSTRALIAN RESOURCES LIMITED

MICHAEL EVANS
Chairman

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity FIRST AUSTRALIAN RESOURCES LTD
ABN 41 009 117 293

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL JOHN EVANS
Date of last notice	22 June 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct Interest (M J Evans) Indirect Interest (Tevlo Pty Ltd)
Nature of indirect interest (including registered holder)	Tevlo Pty Ltd <MJ Evans super fund>
Date of change	30 June 2004
No. of securities held prior to change	1,459,500 ordinary - Indirect 145,950 31 July 2005 options - Indirect 5,000,000 Incentive Options June 2007 – Indirect
Class	Ordinary shares July 2005 Options
Number acquired	300,000 ordinary shares – Direct 300,000 July 2005 Options – Direct 300,000 ordinary shares – Indirect 300,000 July 2005 Options - Indirect
Value/Consideration	$37,200-00
No. of securities held after change	**Direct** 300,000 ordinary 300,000 July 2005 Options **Indirect** 1,759,500 ordinary - Indirect 445,950 31 July 2005 options - Indirect 5,000,000 Incentive Options June 2007– Indirect

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities pursuant to Prospectus dated 25 May 2004 and approval of shareholders in general meeting dated 30 June 2004.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**First Australian Resources Limited**
ABN	**41 009 117 293**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WARWICK ROBERT GRIGOR
Date of last notice	22 June 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect Interest (Gregorach Pty Ltd)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gregorach Pty Ltd Mr. Grigor is a director of this company.
Date of change	30 June 2004
No. of securities held prior to change	6,261,628 Ordinary Shares- Indirect 1,069,412 July 2005 Options Indirect 1,500,000 Incentive Options June 2007 Direct
Class	Ordinary Shares July 2005 Options
Number acquired	1,000,000 Ordinary Shares 1,000,000 July 2005 Options
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$62,000-00
No. of securities held after change	7,261,628 Ordinary Shares - Indirect 2,069,412 July 2005 Options - Indirect 1,500,000 Incentive Options June 2007 - Direct

+ See chapter 19 for defined terms.

Nature of Change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities pursuant to Prospectus dated 25 May 2004 and approval of shareholders in general meeting dated 30 June 2004.

+ See chapter 19 for defined terms.